UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 28, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission file number 1-1183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
The PepsiCo 401(k) Plan for Hourly Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, New York 10577

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES
December 28, 2017 and December 31, 2016
Index

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 28, 2017 and December 31, 2016	2

Statement of Changes in Net Assets Available for Benefits for the period from
January 1, 2017 through December 28, 2017	3

Notes to Financial Statements	4-10

Signature	11

Index to Exhibit	12

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and plan participants of
The PepsiCo 401(k) Plan for Hourly Employees:
Opinion on the Financial Statements
We have audited the accompanying Statements of Net Assets Available for Benefits of The PepsiCo 401(k) Plan for Hourly Employees (the Plan) as of December 28, 2017 and December 31, 2016, the related Statement of Changes in Net Assets Available for Benefits for the period from January 1, 2017 through December 28, 2017, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 28, 2017 and December 31, 2016, and the changes in net assets available for benefits for the period from January 1, 2017 through December 28, 2017, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Emphasis of Matter
As discussed in Note 1 to the financial statements, PepsiCo, Inc. approved an amendment to reorganize the U.S. qualified defined contribution plans that resulted in the merger of the Plan into The PepsiCo Savings Plan, effective December 28, 2017.

/s/ KPMG LLP
We have served as the Plan's auditor since 2002.
New York, New York
June 15, 2018

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES
Statements of Net Assets Available for Benefits
as of December 28, 2017 and December 31, 2016
(dollars in thousands)

	2017	2016
Assets
Investments:
Plan interest in the PepsiCo, Inc. Defined Contribution Plans Master Trust	$—	$583,753
Receivables:
Participant contributions	—	2,056
Employer contributions	—	698
Notes receivable from participants	—	20,427
Total receivables	—	23,181
Net Assets Available for Benefits *	$—	$606,934
* The Hourly Plan was merged into the Savings Plan on December 28, 2017. See Note 1.
See accompanying notes to financial statements.

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES
Statement of Changes in Net Assets Available for Benefits
for the period from January 1, 2017 through December 28, 2017
(dollars in thousands)

Additions to net assets attributed to:
Income:
Investment income from the PepsiCo, Inc. Defined Contribution Plans Master Trust	$83,700
Interest income on notes receivable from participants	1,255
Total income	84,955
Contributions:
Participants	62,462
Rollovers	11,091
Employer	16,511
Total contributions	90,064
Total additions	175,019
Deductions from net assets attributed to:
Benefits paid to participants	69,118
Dividends paid to participants	754
Administrative expenses	585
Total deductions	70,457
Net increase in net assets before transfers	104,562
Net transfers to The PepsiCo Savings Plan (Savings Plan) (See Note 5)	(711,496)
Net Decrease in Net Assets	(606,934)
Net Assets Available for Benefits at Beginning of Period	606,934
Net Assets Available for Benefits at End of Period	$—
See accompanying notes to financial statements.

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
December 28, 2017 and December 31, 2016

Note 1 – Description of the Plan
The following brief description of The PepsiCo 401(k) Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
Effective as of December 28, 2017, the Plan merged into the Savings Plan (the Merger). On December 28, 2017, the Plan transferred $638,890,236, including outstanding participant loans, to the Savings Plan in connection with the Merger. See Note 5.
In general, the Plan provided a program under which eligible hourly employees of PepsiCo, Inc. and certain of its subsidiaries (the Company) could accumulate funds for long-term retirement savings. Full-time and part-time hourly employees who were paid in U.S. dollars from a U.S. payroll were eligible to participate in the Plan. Full-time employees were eligible on their first day of service and part-time employees are eligible after completing 1,000 hours during a 12-month period. Certain employees who were part of a collective bargaining unit and certain other employees, as defined in the Plan document, were not eligible to participate in the Plan.
The Plan was a defined contribution plan with a cash or deferred arrangement and was intended to satisfy the qualification requirements under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code). Prior to the Merger, the Plan had an employee stock ownership plan (ESOP) component within its PepsiCo Common Stock Fund and PepsiCo ESOP Preferred Stock Fund. See Note 9 for further information. The Plan also had a Roth 401(k) feature. The participant-directed accounts under the Plan were intended to meet the requirements of Section 404(c) of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In addition, the Plan was subject to the provisions of ERISA.
Administration
The Company maintained sponsorship of the Plan and had established the PepsiCo Investment Committee to oversee the Plan's investment structure. Overall responsibility for administering the Plan rested with the PepsiCo Administration Committee (the Plan Administrator). The trustee for the Plan was Fidelity Management Trust Company (Trustee), and the recordkeeper for the Plan was Fidelity Workplace Services LLC.
Contributions
Each year, participants were allowed to contribute up to 50% of their earnings, in whole percentage increments, up to a maximum pre-tax amount under the Code ($18,000 for 2017). Participants could contribute to the Plan any portion of lump-sum distributions received from other qualified plans when the contributions qualified as a tax-free rollover.
Participants who were expected to reach or are over the age of 50 during a Plan year and were making the maximum contribution were eligible to make additional catch-up contributions. Under the Code, the maximum allowable catch-up contribution was $6,000 for 2017.
Participants could elect to have their contributions invested in one or more investment options. In general, participants could change their investment elections and transfer their investment amounts between funds on a daily basis, except for transfers from the stable value fund to the self-directed brokerage account. Such transfers had to be invested into another investment option for a 90-day waiting period. Initial transfers from other investment options to the self-directed brokerage account had to be at least $1,000. Contributions or transfers into the PepsiCo ESOP Preferred Stock Fund were not allowed.

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
December 28, 2017 and December 31, 2016

In general, the Company matched 50% of employee contributions up to a limit ranging from 6% to 8% of eligible pay based on years of service. The Company matching contribution was invested in accordance with the employee's investment elections. Eligible union employees could receive different Company matching and other Company contribution amounts.
The Plan had an automatic enrollment program for full-time and part-time hires. Under the program, eligible employees automatically made pre-tax contributions in the amount of 4% to 6% of earnings. Employees that were automatically enrolled had their contribution invested in a target date fund, based on a target date closest to the employee's 65th birthday. An employee could elect out of the automatic enrollment program at any time, as well as make changes to (or maintain) the level of contributions and could re-direct how those contributions were invested.
Participant Accounts
Each participant account was credited with participant contributions, allocations of Company contributions, investment earnings/losses and expenses. Investment earnings/losses and expenses were allocated based on average daily balances. Certain participant investment accounts were also charged with short-term trading and/or monthly investment service fees, depending on the participant's investment elections.
Vesting
Participants were immediately vested in their contributions and investment earnings/losses. In general, participants were fully vested in the Company's contributions and associated investment earnings/losses after three years of service. The Company used any forfeited non-vested amounts to reduce Company contributions or to pay plan administrative expenses. The forfeited non-vested amounts used to reduce Company contributions were $3,579,173 in 2017. At December 28, 2017 and December 31, 2016, remaining forfeited non-vested accounts totaled $0 and $6,810, respectively.
Notes Receivable from Participants
In general, participants who had a vested balance of $2,000 or more in the Plan could borrow from the total of their investment accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (subject to certain offsets for prior loans) or 50% of their vested balance. A participant could have two outstanding loans at a time only if one of them was a principal residence loan. Loan terms ranged from one to five years for personal loans and up to 15 years for loans related to the purchase of a primary residence. The loans were secured by the balance in the participant's account. Loans issued before January 1, 2013 bore a fixed rate of interest at the prime lending rate plus 1% at the time the loans were issued. Loans issued on or after January 1, 2013 bore a fixed rate of interest at the prime lending rate plus 2% at the time the loans were issued. Loan repayments were made directly through payroll deductions and were applied first to interest and then to principal according to a payment schedule. There were no loans outstanding at December 28, 2017 as a result of the transfer of all outstanding participant loans to the Savings Plan. There were 6,651 loans outstanding at December 31, 2016 with interest rates ranging from 4.3% to 9.3% with maturities through 2031.
Benefits Paid to Participants
In general, participants could elect to receive a distribution upon hardship, termination, disability, retirement or after the age of 59 1/2. Hardship distributions were allowed for purchasing a primary residence or financing the higher education of the participant, the participant's spouse or dependent, as well as paying unreimbursed medical bills or alleviating certain other financial hardships. Upon termination, disability or retirement, participants could elect to start receiving benefits or rollover their account balances into other qualified plans. If a participant died, the total account balance would be paid to the designated beneficiary or to his or her

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
December 28, 2017 and December 31, 2016

estate. Under certain circumstances, participants could also elect to take in-service distributions of any after-tax contributions, rollover contributions and vested matching contributions.
If only a portion of the account was distributed, the remaining balance would continue to be adjusted for any contributions and investment earnings/losses. Participants could elect to receive benefit payments in a lump sum or annual installments for a period no longer than the participant's life expectancy. However, distributions of $5,000 or less had to be made in a lump sum. If the account balance was greater than $1,000 and less than or equal to $5,000, and if a distribution election was not made within the required time frame, that account would be rolled over into a Fidelity Rollover IRA and invested in the Fidelity Government Cash Reserves Fund. If a distribution election was not made within the required time frame for an account balance of $1,000 or less, the account would be distributed automatically.
Termination
Although the Company had not expressed any intent to do so, it could have terminated the Plan in accordance with ERISA and the Code. In the event that the Plan was terminated, participants would have become 100% vested in any Company contributions and the Plan Administrator could direct that all accounts be distributed to the participant or continued in trust for his or her benefit.
Note 2 – Summary of Significant Accounting Policies
Basis of Presentation
The financial statements are prepared under the accrual basis of accounting. The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, additions to net assets, deductions from net assets and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.
Tabular dollars are in thousands.
Investment Valuation and Income Recognition
Prior to the Merger, the Plan retained an interest in the PepsiCo, Inc. Defined Contribution Plans Master Trust (PepsiCo Master Trust), which holds investments in various securities, commingled trust funds and a stable value fund. These investments are valued at fair value, except for the fully benefit-responsive investment contracts within the stable value fund. Within the stable value fund, the collective investment trust is valued at fair value, while the synthetic investment contracts are valued at contract value. Contract value is the relevant measure for the portion of the net assets available for benefits of fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Purchases and sales of securities are recognized on the trade date. Interest income is recorded as earned and dividend income is recorded as of the ex-dividend date.
Notes Receivable from Participants
Notes receivable from participants were measured at their unpaid principal balance plus any accrued but unpaid interest. Notes receivable from participants were deemed delinquent as of the end of the calendar quarter following the calendar quarter in which the loan repayment is due and unpaid. Delinquent notes receivable from participants were recorded as benefits paid to participants.
Payment of Benefits
The Plan accounted for benefits when paid.

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
December 28, 2017 and December 31, 2016

Note 3 – PepsiCo Master Trust
Plan Interest
Prior to the Merger, the Plan's investments were combined with the investments of the Savings Plan in the PepsiCo Master Trust to maximize administrative efficiencies. Each participating plan had an interest in the PepsiCo Master Trust. Subsequent to the Merger, the Savings Plan is the only investor in the PepsiCo Master Trust. Investment income, investment management fees and other direct expenses relating to the PepsiCo Master Trust were allocated to the individual plans based upon the average daily balances. A separate account was maintained reflecting the equitable share of each plan's participation in each investment within the PepsiCo Master Trust. Due to the Merger, the Plan's interest in the net assets of the PepsiCo Master Trust was 0% at December 28, 2017. The Plan's interest in the net assets of the PepsiCo Master Trust was approximately 7% at December 31, 2016.
The PepsiCo Master Trust net assets are detailed below by asset category.
The Master Trust net assets and activity as of December 28, 2017 and for the period from January 1, 2017 through December 28, 2017, is not materially different than December 31, 2017 as presented below.

	December 31, 2017	December 31, 2016
Investments, at fair value:
Cash and cash equivalents	$18,036	$15,865
PepsiCo common stock	1,616,370	1,486,050
PepsiCo preferred stock (See Note 9)	68,290	63,632
Mutual funds	4,260	3,783
Fixed income securities	302,573	286,924
Commingled trust funds	6,483,380	5,348,542
Self-directed brokerage	453,009	379,403
	8,945,918	7,584,199
Investments at contract value: fully benefit-responsive synthetic investment contracts	797,685	823,098
Interest and dividends receivable	8,992	9,629
Net unsettled investment activity	(8,266)	12,935
Net assets	$9,744,329	$8,429,861

	Year ended December 31, 2017
Investment income:
Net appreciation in fair value investments	$1,290,266
Interest and dividends	56,781
Net investment income	$1,347,047
Stable Value Fund
The PepsiCo Master Trust holds investments in a stable value fund, which consists of bond portfolios wrapped in fully benefit-responsive synthetic investment contracts. The majority of the portfolios are made up of government, corporate, mortgage-backed and asset-backed securities. These fully benefit-responsive

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
December 28, 2017 and December 31, 2016

investment contracts enable the fund to realize a specific known value for the assets if it needs to liquidate them for benefit payments.
The synthetic investment contracts are issued by five investment grade financial institutions and intend to preserve the value of the fund's investments by mitigating fluctuations in the market value of the associated bond portfolios. These synthetic investment contracts are benefit-responsive in that they allow for participant withdrawals at contract value. Contract value represents contributions made under the contract plus earnings, less participant withdrawals and administrative expenses. The contract value of these investments was $797,685,257 as of December 31, 2017 and $823,098,462 as of December 31, 2016.
The stable value fund portfolio also invests in a collective investment trust for which fair value is measured using the net asset value per share. Since the Plan holds an indirect investment in the portfolio through the stable value fund, this investment is not considered to be fully benefit responsive. The fair value of this investment was $57,048,137 as of December 31, 2017 and $63,468,371 as of December 31, 2016 and is classified as a commingled trust fund.
There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed by the investment manager on a quarterly basis for resetting.
Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value is not probable. Consistent with industry practice, a contract provider can terminate its contract with, on average, 30 days notice; however, the Plan's contractual right for a wind-down period allows the contract to remain benefit-responsive to participants for, on average, a two- to three-year period.
Note 4 – Fair Value Measurements
The guidance on fair value measurements defines fair value, establishes a framework for measuring fair value and disclosures related to fair value measurements. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant judgment.

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
December 28, 2017 and December 31, 2016

PepsiCo Master Trust assets measured at fair value as of December 31, 2017 and 2016 are categorized consistently by level in both years and are as follows:

	2017				2016
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Cash and cash equivalents(a)	$18,036	$18,036	$—	$—	$15,865
PepsiCo common stock(b)	1,616,370	1,616,370	—	—	1,486,050
PepsiCo preferred stock(c)	68,290	—	68,290	—	63,632
Mutual funds(b)	4,260	4,260	—	—	3,783
Fixed income securities(d)	302,573	—	302,573	—	286,924
Commingled trust funds(e)	6,483,380	6,483,380	—	—	5,348,542
Self-directed brokerage(b,e,f)	453,009	453,009	—	—	379,403
Total assets at fair value	$8,945,918	$8,575,055	$370,863	$—	$7,584,199

(a)	Restricted in use.

(b)	Based on quoted market prices in active markets.

(c)	Based primarily on the price of PepsiCo common stock into which the PepsiCo preferred stock is convertible. See Note 9.

(d)	Based primarily on yields currently available on comparable securities with similar credit ratings and a compilation of primary observable market information.

(e)	Based on the published price of the fund.

(f)	Includes cash and cash equivalents held in self-directed brokerage accounts.
For the years ended December 31, 2017 and 2016, there were no transfers between fair value levels.
Note 5 – Net Transfers to the Savings Plan
Prior to the Merger, in general, participants could transfer from the Plan to the Savings Plan following a change in the employee's role with the Company. In addition, Plan participants with annualized compensation of at least $50,000 in the prior year were automatically transferred to the Savings Plan. Participant account transfers from the Plan totaled $711,496,414 in 2017, including the transfer on December 28, 2017 of $638,890,236 to the Savings Plan related to the Merger. See Note 1.
Note 6 – Administrative Expenses
Prior to the Merger, in general, the Company paid most of the usual and reasonable direct expenses of the Plan and the Plan Administrator. Any direct expenses not borne by the Company were paid by the Trustee out of the PepsiCo Master Trust. If applicable, expenses related to short-term trading fees, monthly investment service fees and loan fees were charged to participants' investment balances and were reflected in the value of the participants' accounts. Any other indirect expenses, such as investment management fees, were reflected in the change in net asset value of the various funds.
Note 7 – Tax Status
Prior to the Merger, the Plan's latest favorable determination letter, received from the Internal Revenue Service, was dated May 14, 2015. As such, the Plan Administrator believes the Plan was designed and was being operated in compliance with the applicable requirements of the Code and, therefore, the Plan was qualified and the related trust was tax exempt.

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
December 28, 2017 and December 31, 2016

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. U.S. generally accepted accounting principles requires the Plan's management to evaluate uncertain tax positions taken by the Plan. The Plan Administrator has concluded that as of December 28, 2017 and December 31, 2016, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
Note 8 – Related Party Transactions
Certain Plan investments in the PepsiCo Master Trust are shares of mutual funds managed by an affiliate of the Trustee. Additionally, the PepsiCo Master Trust holds investments in shares of the Company's common stock in the PepsiCo Common Stock Fund and, prior to January 26, 2018, the PepsiCo Master Trust held investments in shares of the Company's preferred stock in the PepsiCo ESOP Preferred Stock Fund. See Note 9 for further information. The value of the PepsiCo Master Trust investments in the Company's common stock was $1,616,370,021 and $1,486,049,846 at December 31, 2017 and 2016, respectively. The value of the PepsiCo Master Trust investments in the Company's preferred stock was $68,289,510 and $63,631,969 at December 31, 2017 and 2016, respectively. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.
Note 9 – Subsequent Events
The Plan has evaluated subsequent events through the date the financial statements were available to be issued.
On January 26, 2018, the PepsiCo ESOP Preferred Stock Fund was eliminated from the Master Trust and all of the outstanding shares of PepsiCo convertible preferred stock were converted into an aggregate of 550,102 shares of PepsiCo common stock at the conversion ratio set forth in Exhibit A to the Company's amended and restated articles of incorporation. As a result, the PepsiCo Master Trust did not hold any investment in any shares of PepsiCo convertible preferred stock as of January 26, 2018.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 15, 2018	THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

/s/ Duncan Micallef
Duncan Micallef
Chair, PepsiCo Administration Committee

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES
December 28, 2017 and December 31, 2016
Index to Exhibit

23.1	Consent of Independent Registered Public Accounting Firm